Exhibit 99.1

Next.e.GO Mobile SE Files Application For Opening Of Insolvency Proceedings

AACHEN, GERMANY– March 08, 2024 – Next.e.GO Mobile SE (“e.GO”), an innovative German producer of battery electric vehicles, today announced its decision to file an application for opening of insolvency proceedings with the competent district court of Aachen (Amtsgericht Aachen). e.GO is a wholly-owned subsidiary of Next.e.GO N.V., which is listed on Nasdaq.

The decision to apply for the opening of the insolvency proceedings comes amidst a backdrop of recent adverse developments and challenges in the EV industry, volatility in the capital markets, exacerbated by the recent situation surrounding other players in the EV sector.

Moreover, given the unfavorable market environment, the equity-based financing instruments that were secured by the Company could not perform to the expected level and pace. Moreover, and despite significant efforts by the company, the prevailing market conditions along with uncertainty across the EV sector has further significantly hindered the company’s ability to secure alternative funding as required under the local regulatory framework.

In light of these circumstances, the managing directors of e.GO have made the difficult decision to initiate the insolvency proceedings to ensure compliance with the local regulatory framework.

With due consideration of the foregoing, other affiliates, including Next.e.GO N.V. as the parent company of Next.e.GO Mobile SE, are expected to initiate respective insolvency proceedings in the short term.

The company remains committed to work closely with all relevant parties, to ensure a smooth transition through the insolvency proceedings.

About e.GO

Headquartered in Aachen, Germany, e.GO designs and manufactures battery electric vehicles for the urban environment, with a focus on convenience, reliability and affordability. e.GO has developed a disruptive solution for producing its electric vehicles using proprietary technologies and low cost MicroFactories, and has vehicles already on the road today. e.GO is helping cities and their inhabitants improve the way they get around and is making clean and convenient urban mobility a reality. Visit https://www.e-go-mobile.com/ to learn more.

Contacts

Public Relations

Lilienthalstraße 1

52068 Aachen, Germany

presse@e-go-mobile.com